tns™

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

SEC RECEIVED MAIL PROCESSING AUG 0 3 2006 WASH. D.C. 213 SECTION

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

06015749

SUPPL

31 July 2006

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. TNS UK Limited – Company no. 3073845 – Written Resolution.
2. TNS UK Limited – Company no. 3073845 – Memorandum of Association.
3. TNS UK Limited – Company no. 3073845 – Articles of Association.
4. TNS UK Limited – Company no. 3073845 – Form 123 Notice of increase in nominal capital.
5. TNS UK Limited – Company no. 3073845 – Form 88(2) Return of Allotment of Shares.
6. TNS UK Limited – Company no. 3073845 – Form 363s Annual Return.
7. BJM Research and Consultancy Limited – Company no. 1113373 – Form 363s Annual Return.
8. Taylor Nelson Sofres plc – Company no. 912624 – Form 363s Annual Return.
9. Taylor Nelson Sofres International Limited – Company no. 1953112 – Form 363s Annual Return.
10. Parker Bishop Limited – Company no. 662917 – Form 363s Annual Return.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

J Stevens

Jackie Stevens

Enc.

PROCESSED
AUG 0 8 2006
THOMSON
FINANCIAL

dlw 8/7

F:\Users\CompanySecretarial 060101\Plc\Letters\SEC Letters 2006\060731 - (Securities & Exchange Commission)(various forms).doc

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
Tom.fuller@tns-global.com

Tom Fuller
Assistant Company Secretary

Document Examination Branch
Companies House
Crown Way
Cardiff
CF14 3UZ

28 July 2006

Dear Sir or Madam

TNS UK Limited

Please find enclosed the following documents recording an increase in the authorised share capital of the above named company and an associated allotment of shares by that company:

- Written Resolutions of the sole member of the Company approving the increase in the authorised share capital;
- Revised Memorandum of Association of the Company reflecting the new capital;
- Revised Articles of Association reflecting the new capital;
- Form 123 recording the increase in the authorised share capital of the Company;
- Form 88(2) recording an allotment of the newly authorised share capital.

I should be grateful if you would register each of these documents against the company's public record.

TNS UK Limited
BJM Research and Consultancy Limited

Please also find enclosed the 2006 Annual Return of TNS UK Limited together with the 2006 Annual Return of BJM Research and Consultancy Limited and cheque for £60.00 in respect of the associated filing fees. Please note that the Annual Return of TNS UK Limited does not reflect the allotments of shares recorded in the above documents. I should be grateful if you would also register these documents against the respective public record and return the enclosed copy letter as confirmation of receipt.

I look forward to receiving this from you in due course. Should you require anything further please do not hesitate to contact me.

Yours sincerely

Tom Fuller
Assistant Company Secretary
Taylor Nelson Sofres plc

Enclosures:

TNS UK Limited
(the "Company")

Registered Number 3073845

I CERTIFY THIS TO BE A TRUE COPY OF THE ORIGINAL
IAN PORTAL
COMPANY SECRETARY

WRITTEN RESOLUTION

The Companies Acts 1985 and 1989

We, the undersigned, being the sole member of the Company entitled to receive notice of and to attend and vote at general meetings hereby pass the below mentioned resolutions (the "Resolutions") and agree that, pursuant to section 381A of the Companies Act 1985 (as amended by the Companies Act 1989), the Resolutions shall for all purposes be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

Ordinary Resolutions

1. That the Company's authorised share capital be increased from £1,000 to £250,000 by the creation of an additional 249,000 ordinary shares of £1.00 each.

2. That the Company's authorised share capital of £250,000 be altered by dividing the share capital into 1,000 ordinary share of £1.00 each and 249,000 non-cumulative preference shares of £1.00 each.

3. That the directors be and they are hereby generally and unconditionally authorised to exercise any power of the Company to allot ordinary shares of £1.00 each and preference shares of £1.00 each, pursuant to section 80 of the Companies Act 1985.

Special Resolution

4. That the articles of association (the "Articles") of the Company be amended by inserting therein a new Clause 3 in substitution of existing Clause 3 and the memorandum of association (the "Memorandum") to be altered by the deletion of the existing Clause 5 and by the substitution of a new Clause 5, copies of the amended Articles and Memorandum being attached hereto and for the purposes of identification being initialled by the Chairman.

....
for and on behalf of Taylor Nelson Sofres plc

Date 19 December 2005

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

TNS UK Limited*

1. The Company's name is TNS UK Limited.

2. The Company's registered office is to be situated in England and Wales.

3. The objects for which the Company is established are:

(A) (i) to carry on business as a general commercial company;

(ii) to do all such things as are incidental or conducive to the carrying on of any trade or business by it.

(B) To purchase, take on lease or on hire or otherwise acquire, hold, develop, sell, hire out, grant leases or licences or otherwise dispose of or deal with real and personal property of all and any kinds and any interest, right or privilege therein, for such consideration and on such terms as may be considered expedient.

(C) To purchase, subscribe for or otherwise acquire, and hold and deal with, any shares, stocks, debentures, bonds or securities of any other Company.

(D) To sell or otherwise dispose of the whole of any part of the business and/or undertaking of the Company, either together or in portions for such consideration and on such terms as may be considered expedient.

(E) To purchase or otherwise acquire and undertake, and to supervise and manage, all or any part of the business, property, assets and liabilities of any person or company.

(F) To invest and deal with the monies of the Company not immediately required for the purpose of its business in or on such investments or securities and in such manner as may be considered expedient, and to dispose of or vary any such investments or securities.

(G) To enter into any partnership or into any agreement for sharing profits or to amalgamate with any person or company carrying on or proposing to carry on any business.

(H) To lend or advance money or give credit to such persons or companies and on such terms as may be considered expedient, and to receive money on deposit or loan from any person or company.

(I) To borrow and raise money and to obtain and utilise banking facilities of nature on any terms and for any purposes whatsoever, including but not limited to facilities for the issue by any bank or financial institution of bonds, guarantees indemnities, documentary and other credits to any person in respect of obligations or purported obligations of the Company, and to I counter-indemnities on any terms to any banks or financial institutions issuing such bonds, guarantees, indemnities, documentary or other credits and to sec any debt or liability by mortgages of or charges upon all or any part of undertaking, real and personal property, assets, rights and revenues (pre~ or future) and uncalled capital of the Company and by the creation and issue any terms of debentures, debenture stock or other securities of any description.

(J) To enter into any guarantee, bond, indemnity or counter- indemnity and otherwise give security or become responsible for the performance of obligations or the discharge of any liabilities of or by any person or company: any manner on any terms and for any purposes whatsoever, whether with or without the Company receiving any consideration or advantage and whether not in furtherance of the attainment of any other objects of the Company and particular (without derogation from the generality of the foregoing) to guarantee support or secure, by personal covenant or by mortgaging or charging all or part of the undertaking, real and personal property, assets and revenues (pres and future) and uncalled capital of the Company, or by both such methods in any other manner whatsoever, the payment or repayment of any moneys secured by, or payable under or in respect of, any debts, obligations or security whatsoever and the discharge of any liabilities whatsoever, including but limited to those of any company which is for the time being a subsidiary holding company of the Company or a subsidiary of any such holding comp or is otherwise associated with the Company in business

(K) To pay for any property, assets or rights acquired by the Company, and discharge or satisfy any debt, obligation or liability of the Company, either in c, or in shares with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise, or by any other securities which Company has power to issue, or partly in one way and partly in another, and generally on such terms as may be considered expedient.

(L) To accept payment for any property, assets or rights disposed of or dealt with or for any services rendered by the Company, or in discharge or satisfaction any debt, obligation or liability to the Company, either in cash or in shares, Vl or without deferred or preferred rights in respect of dividend or repayment capital or otherwise, or in any other securities, or partly in one way and pa in another, and generally on such terms as may be considered expedient.

(M) To form, promote, finance or assist any other company, whether for the purpose of acquiring all or any of the undertaking, property and assets of the Comp: or for any other purpose which may be considered expedient.

(N) To issue, place, underwrite or guarantee the subscription of, or concur or assist in the in the issuing or placing, underwriting or guaranteeing the subscription of shares, stocks, debentures, bonds and other securities of any company on such term as to remuneration and otherwise as may be considered expedient.

(O) To apply for, purchase or otherwise acquire and hold, use, develop, sell, licence or otherwise dispose of or deal with patents, copyrights, designs, trade mark: secret processes, know-how and inventions and any interest therein.

(P) To draw, make, accept, endorse, negotiate, discount, execute, and issue promissory notes, bills of exchange, scrip warrants and other transferable (negotiable instruments.

(Q) To establish and maintain or procure the establishment and maintenance of, any pension, superannuation funds or retirement benefit schemes (whether contributory or otherwise) for the benefit of, and to give or procure the giving donations, gratuities, pensions, allowances, emoluments and any other relevant benefits to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary or holding company of the Company or which is a subsidiary of any such holding company or is allied to or associated with the Company, or any such subsidiary or of any of the predecessors of the Company or any such other company as aforesaid, or who may be or have been Directors or officers of the Company, or of any such other company as aforesaid, and the

wives, widows, families and dependants of an such persons, and to establish, subsidise and subscribe to any institution: associations, societies, clubs, trusts or funds calculated to be for the benefit of, or to advance the interests and well being of, the Company or of any other company as aforesaid, or of any such persons as aforesaid, and to make payments for or towards the insurance of any such persons as aforesaid, and t subscribe or guarantee money for charitable or benevolent objects, or for an exhibition or for any public, general or useful object, and to do any of the matter aforesaid either alone or in conjunction with any such other company a aforesaid and without prejudice to the generality of the foregoing to act either alone or jointly as trustee or administrator for the furtherance of any of the aforesaid purposes.

(R) To establish, on and subject to such terms as may be considered expedient, scheme or schemes for or in relation to the purchase of, or subscription for, an fully or partly paid shares in the capital of the Company by, or by trustees for, or otherwise for the benefit of, employees of the Company or of its subsidiary or associated companies.

(S) To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the Company or for the purpose of reducing or discharging a liability incurred for the purpose of such an acquisition and to give such assistance by means of a gift, loan, guarantee, indemnity, the provision c security or otherwise.

(T) To subscribe or guarantee money for any national, charitable, benevolent, public general, political or useful object, and to undertake and execute any trusts the undertaking whereof may be considered expedient, and either gratuitously or otherwise.

(U) authority any rights, concessions, privileges, licences and permits, and to promote any legislation, as may be considered expedient.

(V) To distribute among the Members in specie any property of the Company, or an proceeds of sale or disposal of any property of the Company, and for such purpose to distinguish and separate capital from profits, but so that n distribution amounting to a reduction of capital shall be made except with tb sanction (if any) for the time being required by law.

(W) To remunerate any person or company rendering services to the Company in an manner and to pay all costs, charges and expenses incurred or sustained in or about the promotion and establishment of the Company and of any other company formed, promoted, financed or assisted by the Company, or which the Company shall consider to be in the nature of preliminary expenses in relation to the Company or any such other company, including the cost of advertisin1 commissions for underwriting, brokerage, printing and stationery, and the leg~ and other expenses of the promoters.

(X) To carry on any business which, in the opinion of the Directors of the Company may seem capable of being conveniently carried on in connection with or a ancillary to any of the above businesses or calculated directly or indirectly t enhance the value of or render profitable any of the property of the Company or to further any of its objects and to do all other things as may be incidental or conducive to the attainment of any of the objects of the Company.

(Y) To do all or any of the above things in any part of the world, either alone or in conjunction with others, and either as principals, agents, contractors, trustee or otherwise and either by or through agents, contractors, trustees or otherwise.

It is hereby declared (1) that the expressions "subsidiary" and "holding company where they appear in this Clause shall have the meanings ascribed

to those expressions by Section 736 of the Companies Act 1985; (2) that, where the context so admits, the word "company" in this Clause shall be deemed to include any partnership or other body of persons whether or not incorporated and, incorporated, whether or not a company within the meaning of the Companies Act 1985; and (3) that the objects specified in each of the sub-clauses of this Clause shall be regarded as independent objects and accordingly shall in no way be limited or restricted (except where otherwise expressed therein) by reference to or inference from the terms of any other sub-clause or the name of the Company, but may be carried out in as full and ample a manner and construe, in as wide a sense as if each defined the objects of a separate and distinct company.

4. The liability of members is limited.

5. The capital of the Company is £250,000 divided into 1,000 ordinary share of £1.00 each (the "Ordinary Shares") and 249,000 non-cumulative preference shares of £1.00 each (the "Preference Shares") each with power to increase or decrease the share capital. The capital may be divided into different classes of shares with any preferential, deferred or special rights or privileges attached thereto, and from time to time the Company's regulations may be varied so far as may be necessary to give effect to any such preference, restriction or other term.

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

TNS UK Limited*

1. Preliminary and Interpretation

1.1 The regulations contained in Table A ("Table A") in the Schedule to the Companies (Tables A to F) Regulations 1985 (as amended) shall apply to the Company save insofar as they are excluded or varied hereby.

1.2 In these regulations and in the regulations of Table A that apply to the Company:

"the Act" means the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force.
"the Articles" means the articles for the time being of the Company.
"clear days" in relation to the period of a notice means that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.
"executed" includes any mode of execution.
"office" means the registered office for the time being of the Company.
"the holder" in relation to shares means the member whose name is entered in the register of members as the holder of the shares.
"the seal" means the common seal of the Company.
"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary.
"the United Kingdom" means Great Britain and Northern Ireland.
"a person of unsound mind" means a person who is, or may be, suffering from mental disorder and either -

1.2.1 he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960, or

1.2.2 an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs.

Unless the context otherwise requires, words or expressions contained in these regulations and in the regulations of Table A that apply to the Company bear the same meaning as in the Act but excluding any statutory modification thereof not in force when these regulations become binding on the Company, words importing the singular only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing natural persons shall include also corporations.

The headings in these regulations are for convenience only and shall be ignored in construing the language or meaning of the Articles. Regulation 1 of Table A shall not apply.

2. Private Company

2.1 The Company is a Private Company within the meaning of Section 1 of the Act and accordingly no shares in or debentures of the Company shall be offered to the public (whether for cash or otherwise) and the Company shall

*The Company's names were changed by special resolutions from Shelfco (no. 1056) Limited on 1 September 1995, to Taylor Nelson AGB Group Limited on 13 August 1998, to Taylor Nelson Sofres Group Limited on 5 September 2002 and to TNS UK Limited 13 September 2002.

not allot or agree to allot (whether for cash or otherwise) any shares in or debentures of the Company with a view to all or any of those shares or debentures being offered for sale to the public.

3. Share Capital

3.1 The capital of the Company is £250,000 divided into 1,000 ordinary shares of £1 each (the "Ordinary Shares") and 249,000 non-cumulative preference shares of £1.00 each (the "Preference Shares") to be issued at a premium of £99 for each Preference Share.

3.2 The holders of the Preference Shares shall be entitled, in priority to the holders of any other class of share in the Company's share capital, to receive out of the profits of the Company available for distribution, the following dividends (the "**Preference Dividends**"):-

3.2.1 on any day up to 30 December 2005, being the last business day in the year ended 31 December 2005, a non-cumulative special dividend (the "Special Dividend") per Preference Share equal to the following:

3.2.2 £96.50 plus a return equal to £96.50 multiplied by 1 week Libor on 22 December plus 0.5% multiplied by (X/365) where;

3.2.3 X is the number of days between 22 December 2005 and the date on which the Special Dividend is paid.

3.2.4 Subject to the provisions of the Act and to the Company having sufficient profits available for distribution, the Special Dividend shall be paid out of profits of the Company for the financial period of the Company ended 31 December 2005.

3.2.7 A holder of the Preference Shares shall be entitled to make a call for the Special Dividend at any time or times on or following 22 December 2005. Such call shall be made by the holder serving a written notice on the Company to that effect. The date of such notice shall be deemed to be the date of the relevant call and the date specified for payment of the Special Dividend in such notice shall be the due date for payment of the Special Dividend.

3.3 No dividend on the Preference Shares will be paid unless the directors determine, in their discretion, that the Company has sufficient distributable reserves. A non-cumulative dividend will be paid at the rate which is the sum from time to time of one year LIBOR and 0.5% per annum on the amount for the time being paid up on each Preference Share held (the "**Non-Cumulative Dividend**"). For these purposes, if the holders of the Preference Shares do not call for payment of the Special Dividend, the capital paid up or credited as paid up on each Preference Share is the total amount of monies received, including the premium, by the Company on subscription of the Preference Shares. If the Special Dividend is called for and paid, the capital paid up or credited as paid up on each Preference Share will be the total amount of monies received, including the premium, but reduced by £96.50. This dividend shall accrue on a daily basis and shall be payable on 31 December (or if any such date is not a Business Day on the next following business Day) in each year. For the purposes of this article 3.3, a "**Business Day**" shall mean any day (other than a Saturday or a Sunday) on which banks are open for general interbank business in London.

3.4 The Preference Dividends shall be paid to the holders of the Preference Shares whose names appear on the register at 5:00pm on the date that the relevant Special Dividend is called for by a holder of the Preference Shares or the Non-Cumulative Dividend is payable by the Company, as applicable.

3.5 Unless the Company has insufficient profits available for distribution and the Company is thereby prohibited from paying dividends by the Act, or unless payment of the Non-Cumulative Dividend would have the effect of depriving the Company of sufficient cash

*The Company's names were changed by special resolutions from Shelfco (no. 1056) Limited on 1 September 1995, to Taylor Nelson AGB Group Limited on 13 August 1998, to Taylor Nelson Sofres Group Limited on 5 September 2002 and to TNS UK Limited 13 September 2002.

resources prudently to carry on business, the Non-cumulative Dividend shall be paid immediately on its due date.

3.6 On a distribution of assets of the Company among its members on a winding up or other return of capital (other than a redemption or purchase by the Company of its own shares), the holders of the Preference Shares shall be entitled, in priority to any holder of any other class of shares, to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Preference Share together with a sum equal to any arrears and accruals of any Preference Dividends (whether earned or declared or not) payable on such share calculated up to and including the date of the commencement of the winding up or (in any other case) the date of the return of capital. For these purposes, if the holders of the Preference Shares do not call for payment of the Special Dividend, the capital paid up or credited as paid up on each Preference Share is the total amount of monies received, including the premium, by the Company on subscription of the Preference Shares. If the Special Dividend is called for and paid, the capital paid up or credited as paid up on each Preference Share will be the total amount of monies received, including the premium, but reduced by £96.50.

3.7 Save as provided in paragraph 3.1 and 3.2 above the holders of the Preference Shares shall not be entitled to any participation in the profits or assets of the Company.

3.8 The holders of the Preference Shares shall, by virtue of and in respect of their holdings of the Preference Shares, have the right to receive notice of, attend, speak and vote at a general meeting of the Company only if a resolution is to be proposed abrogating, varying or modifying any of the rights or privileges of the holders of the Preference Shares (in which case they shall only be entitled to vote on such resolution). Except in the circumstances set out above, the holders of the Preference Shares shall not have the right to receive notice of, attend, speak or vote at any general meetings of the Company.

3.9 Whenever the holders of the Preference Shares are entitled to vote on a resolution at a general meeting of the Company, on a show of hands, every such holder who is present in person or (being a corporation) by a representative shall have one vote and, on a poll, every such holder who is present in person or by proxy shall have one vote in respect of each fully-paid Preference Share registered in the name of such holder.

3.10 Subject to the provisions of the Act and without prejudice to Sub-Article 3.3 any shares may be issued which are to be redeemed or are liable to be redeemed at the option of the Company or the holder of such shares on such terms and in such manner as may be provided by the Articles or as the Company may by resolution determine. Regulation 3 of Table A shall not apply.

3.11 The unissued shares in the capital of the Company for the time being shall be under the control of the Directors, who are hereby generally and unconditionally authorised to allot, grant options over, or otherwise dispose of or deal with any unissued shares and relevant securities (as defined in Section 80(2) of the Act) to such persons, on such terms and in such manner as they think fit, but subject to any agreement binding on the Company Provided that the authority contained in this Article insofar as the same relates to relevant securities (as defined as aforesaid) shall, unless revoked or varied in accordance with Section 80 of the Act:-

3.11.1 be limited to a maximum nominal amount of shares equal to the amount of the authorised share capital with which the Company is incorporated; and

3.11.2 expire on the fifth anniversary of the date of incorporation of the Company but without prejudice to any offer or agreement made before that anniversary which would or might require the exercise by the

*The Company's names were changed by special resolutions from Shelfco (no. 1056) Limited on 1 September 1995, to Taylor Nelson AGB Group Limited on 13 August 1998, to Taylor Nelson Sofres Group Limited on 5 September 2002 and to TNS UK Limited 13 September 2002.

Directors after such anniversary of their powers in pursuance of the said authority.

3.11.3 In exercising their authority under this Sub-Article the Directors shall not be required to have regard to Sections 89(1) and 90(1) to (6) (inclusive) of the Act which Sections shall be excluded from applying to the Company.

4. Lien

4.1 The Company shall have a first and paramount lien on every share (whether or not it is a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien on all shares (whether fully paid or not) standing registered in the name of any person for all moneys presently payable by him or his estate to the Company, whether he shall be the sole registered holder thereof or shall be one of several joint holders; but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien, if any, on a share shall extend to all dividends payable thereon. Regulation 8 of Table A shall not apply.

5. Transfer of Shares

5.1 The Directors may, in their absolute discretion and without assigning any reason therefore, decline to register any transfer of any share, whether or not it is a fully paid share. Without prejudice to the generality of the foregoing the Directors may refuse to register a transfer unless:

5.1.1 it is lodged at the office or at such other place as the Directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

5.1.2 it is in respect of only one class of shares; and

5.1.3 it is in favour of not more than four transferees.

5.2 No share shall be transferred to any infant, bankrupt or person of unsound mind.

5.3 Regulation 24 of Table A shall not apply.

6. Variation of Rights

6.1 If at any time the share capital is divided into different classes of shares, the rights attached to any class may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of an Extraordinary Resolution passed at a separate General Meeting of the holders of the shares of the class.

6.2 To every such separate General Meeting the provisions of these regulations relating to General Meetings shall apply, but so that the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

7. Notice of General Meetings

7.1 An Annual General Meeting and an Extraordinary General Meeting called for the passing of a Special Resolution shall be called by at least twenty-one clear days' notice. All other Extraordinary General Meetings shall be called by at

*The Company's names were changed by special resolutions from Shelfco (no. 1056) Limited on 1 September 1995, to Taylor Nelson AGB Group Limited on 13 August 1998, to Taylor Nelson Sofres Group Limited on 5 September 2002 and to TNS UK Limited 13 September 2002.

least fourteen clear days' notice but a General Meeting may be called by shorter notice if it is so agreed

7.1 in the case of an Annual General Meeting, by all the members entitled to attend and vote thereat; and

7.2 in the case of any other Meeting by a majority in number of the members having a right to attend and vote being a majority together holding not less than ninety-five per cent. in nominal value of the shares giving that right.

7.3 The notice shall specify the time and place of the Meeting and the general nature of the business to be transacted and. in the case of an Annual General Meeting shall specify the Meeting as such.

7.4 Subject to the provisions of the Articles and to any restrictions imposed on any shares. the notice shall be given to all the members. to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the Directors and Auditors.

7.5 Regulation 38 of Table A shall not apply.

8. Number of Directors

8.1 The minimum number of Directors shall be one and there shall be no maximum number. Regulation 64 of Table A shall not apply.

9. Alternate Directors

9.1 Any Director (other than an alternate Director) may appoint any other Director, or any other person approved by the Directors and willing to act, to be an alternate Director and may remove from office an alternate Director so appointed by him. Save as otherwise provided in these Articles, unless he is already an officer of the Company in his own right, an alternate Director shall not, as such, have any rights other than those mentioned in Sub-Article 9.2 below.

9.2 An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, and to attend, speak and vote at any such meeting at which the Director appointing him is not personally present but it shall not be necessary to give notice of such a meeting to an alternate Director who is absent from the United Kingdom. A Director present at such meeting and appointed alternate Director for any other Directors entitled to attend and vote at such meeting shall have an additional vote for each of his appointors absent from the meeting. An alternate Director shall not be entitled to receive any remuneration from the Company for his services as an alternate Director.

9.3 An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

9.4 Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

9.5 Without prejudice to Sub-Article 9.2 and save as otherwise provided in the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the Director appointing him.

9.6 Regulations 65 to 69 (inclusive) shall not apply and Regulation 88 shall be modified accordingly.

*The Company's names were changed by special resolutions from Shelfco (no. 1056) Limited on 1 September 1995, to Taylor Nelson AGB Group Limited on 13 August 1998, to Taylor Nelson Sofres Group Limited on 5 September 2002 and to TNS UK Limited 13 September 2002.

10. Powers of Directors

10.1 The Directors may sanction the exercise by the Company of all the powers of the Company to make provision for the benefit of persons (including Directors) employed or formerly employed by the Company or any subsidiary of the Company in connection with the cessation or transfer to any person of the whole or part of the undertaking of the Company or any such subsidiary as are conferred by Sections 659 and 719 of the Act and, subject to such sanction, the Directors may exercise all such powers of the Company.

11. Appointment and Retirement of Directors

11.1 The Directors of the Company shall not retire by rotation and Regulations 73 to 77 (inclusive) of Table A shall not apply and Regulation 78 shall be modified accordingly.

11.2 The Directors shall have power at any time and from time to time to appoint any other person to be a Director of the Company either to fill a casual vacancy or as an addition to the Board. Subject to Sub-Article 12.1 a Director may be appointed under this Article to hold office for life or any other period or upon such terms in respect of his retirement as the Directors shall at the time of his appointment determine. Regulation 79 of Table A shall not apply.

12. Disqualification and Removal of Directors

12.1 The office of Director shall be vacated if:

12.1.1 he ceases to be a Director by virtue of any provision of the Act or he becomes prohibited by law from being a Director; or

12.1.2 he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

12.1.3 he is a person of unsound mind; or

12.1.4 he resigns his office by notice to the Company; or

12.1.5 he is removed from office under Section 303 of the Act, or by Extraordinary Resolution of the Company: or

12.1.6 he is served with a written notice under the hand of a Director or the Secretary or the Secretary of any Company which is for the time being the Company's holding company that the Board of Directors of such company has resolved that this appointment be terminated;

12.2 No person shall be disqualified from being or becoming a Director of the Company by reason of his attaining or having attained the age of 70 years or any other age.

13. Directors' Interests

13.1 Provided that a Director declares his interest in a contract or arrangement or proposed contract or arrangement with the Company in manner provided by Section 317 of the Act he shall be counted in the quorum of any meeting of Directors at which the same is considered and shall be entitled to vote as a Director in respect thereof. Regulation 94 of Table A shall not apply.

14. Directors' Gratuities and Pensions

14.1 The Directors shall have power to pay or provide and agree to pay or provide pensions or other retirement, super-annuation, death or disability benefits to or to any person in respect of any Director or former Director of the Company or any subsidiary or holding company of the Company or another subsidiary

*The Company's names were changed by special resolutions from Shelfco (no. 1056) Limited on 1 September 1995, to Taylor Nelson AGB Group Limited on 13 August 1998, to Taylor Nelson Sofres Group Limited on 5 September 2002 and to TNS UK Limited 13 September 2002.

of any such holding company and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums (whether before or after such Director ceases to hold office or employment). A Director may *vote* at a meeting of Directors in respect of any matter referred to in this Article, notwithstanding that he is personally interested in such matter and shall be counted in the quorum present at the meeting. Regulation 87 of Table A shall not apply.

15. Proceedings of Directors

15.1 The quorum for the transaction of the business of the Directors shall, except when one Director only is in office, be two. A person who holds office as an alternate director shall, if his appointor is not present, be counted in the quorum. When one Director only is in office he shall have and may exercise all the powers and authorities in and over the affairs of the Company as are conferred on the Directors by the Articles. Regulation 89 of Table A shall not apply.

15.2 A resolution in writing signed by all the Directors (including a sole Director) entitled to receive notice of a meeting of directors or of a committee of Directors shall be as valid and effectual as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held and may consist of several documents in the like form each signed by one or more Directors; but a resolution signed by an alternate Director need not also be signed by his appointor and, if it is signed by a Director who has appointed an alternate Director, it need not be signed by the alternate Director in that capacity. Regulation 93 of Table A shall not apply.

16. Dividends

16.1 The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares herein before contained entitled to become a member, or which any person under those provisions is entitled to transfer, until such person shall become a member in respect of such shares or shall duly transfer the same, in either case subject to Article 5. Regulation 31 of Table A shall be modified accordingly.

16.2 The payment by the Directors of any unclaimed dividend or other monies payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall be forfeited and cease to remain owing by the Company. Regulation 108 of Table A shall not apply.

17. Notices

17.1 Any notice given to or by any person pursuant to the Articles shall be in writing except that notice calling a meeting of the Directors need not be in writing. Any notice given by or on behalf of any person to the Company may be given by leaving the same at or by sending the same by post to the office or such other place as the Directors may appoint. Regulation 111 of Table A shall not apply.

17.2 Proof that an envelope containing a notice was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. A notice shall be deemed to be given at the expiration of 24 hours after the envelope containing it was posted. Regulation 115 of Table A shall not apply.

18. Indemnity

18.1 In addition to the indemnity contained in Regulation 118 of Table A and subject to the provisions of Section 310 of the Act, every Director, Managing Director, Agent, Auditor, Secretary and other officer of the Company shall be

*The Company's names were changed by special resolutions from Shelfco (no. 1056) Limited on 1 September 1995, to Taylor Nelson AGB Group Limited on 13 August 1998, to Taylor Nelson Sofres Group Limited on 5 September 2002 and to TNS UK Limited 13 September 2002.

entitled to be indemnified out of the assets of the Company against all losses or liabilities incurred by him in or about the execution of and discharge of the duties of his office.

19. Single Member Company

If the Company's membership shall be one member:-

19.1 each of the Company and the single member shall comply with all regulations for the time being in force and all other requirements of law concerning single member companies and in particular but without prejudice to the generality of the foregoing:

19.1.1 where the Company's single member is also a Director of the Company, the terms of any contract between the Company and that single member which has not been entered into in the ordinary course of the Company's business, shall be in writing or set out in a written memorandum or recorded in the minutes of the first meeting of the Directors following the making of the contract;

19.1.2 if any decision is made by the sole member which may be made by the Company in General Meeting and which has effect as if agreed by the Company in General Meeting, the single member shall (unless the decision is taken by way of written resolution) provide the Company with a written record of that decision;

19.2 notwithstanding any provision to the contrary contained in these Articles, at every meeting of the Company one member present in person or by proxy shall constitute a quorum.

*The Company's names were changed by special resolutions from Shelfco (no. 1056) Limited on 1 September 1995, to Taylor Nelson AGB Group Limited on 13 August 1998, to Taylor Nelson Sofres Group Limited on 5 September 2002 and to TNS UK Limited 13 September 2002.

Name and address of Subscribers

by:

....

Title:

Dated

Witness to the above Signature:-

Witness Signature: ....

Witness Name: ....

Witness Address: ....

....

....

Witness Occupation: ....

F/N: 82-4668

G

CHFP010

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

Pursuant to section 123 of the Companies Act 1985

Please do not write in this margin

To the Registrar of Companies
(address overleaf)

Please complete legibly, preferably in black type, or bold block lettering

For official use

Company Number 03073845

Name of company

* Insert full name of company

* TNS UK Limited

Gives notice in accordance with section 123 of the above Act that by resolution of the company dated 19/12/2005

the nominal capital of the company has been increased by £ 249,000.00

beyond the registered capital of £ 1,000.00

A copy of the resolution authorising the increase is attached.§

§ the copy must be printed or in some other form approved by the Registrar

The conditions (eg voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows:

The Non-Cumulative Preference Shares shares have the rights and restrictions as set out in the amended Articles of Association of the Company.

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 28 July 2006

Presentor's name, address and reference (if any):
c/o Taylor Nelson Sofres plc
TNS House, Westgate
London
W5 1UA
United Kingdom

For official use
General section

Post room

BLUEPRINT 2000

BLUEPRINT 2000

F/N:82-4668

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03073845

Company Name in full TNS UK Limited

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22 12 2005	

Class of shares *(ordinary or preference etc)*	Non-Cumulative Preference Shares		
Number allotted	50,000		
Nominal value of each share	£1.00		
Amount (if any) paid or due on each share *(including any share premium)*	£100.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

F/N: 82-4668

Company No 03073845

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: TNS Luxembourg Delta S.a.r.l.	£1.00 Non-Cumulative Preference Shares	49,000
Address: 46 rue de Cimetiere, Luxembourg		
UK postcode: L-1338		
Name: TNS Luxembourg Epsilon S.a.r.l.	£1.00 Non-Cumulative Preference Shares	500
Address: 46 rue de Cimetiere, Luxembourg		
UK postcode: L-1338		
Name: TNS Luxembourg Zeta S.a.r.l.	£1.00 Non-Cumulative Preference Shares	500
Address: 46 rue de Cimetiere, Luxembourg		
UK postcode: L-1338		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______ Date 28 July 2006.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

BLUEPRINT 2000

Cheque No
847811

The Company Secretary
BJM RESEARCH AND CONSULTANCY LIMITED
Tns House
West Gate
London
W5 1UA

44557-00686

Companies House
for the record

RECEIVED
29 JUN 20

Our Ref 1113373/03/10
Date 27th June 2006

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2006 Annual Return for Company Number 1113373

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **24th June 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **30th June 2006 the return date**
- Reaches Companies House by **28th July 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF	LONDON	EDINBURGH
Crown Way, Cardiff CF14 3UZ	21 Bloomsbury Street, London WC1B 3XD	37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call

0870 3333636

or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

panies House
for the record

mpany Name
JM RESEARCH AND CONSULTANCY LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
1113373
Information extracted from Companies House records on 24th June 2006

Section 1: Company details

Ref: 1113373/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House West Gate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** 12TH Floor Wembley Point 1 Harrow Road Wembley Middlesex HA9 6DE	Address TNS House Westgate London UK Postcode W5 1UA
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7413 Market research, opinion polling 9999 Dormant company	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a se[rvice] address for the beneficiary of a Confidentiality Order granted under section 7[23B] of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Stephen Michael FACTOR **Address** 7B Connaught House Clifton Gardens London W9 1AL **Date of birth** 31/05/1958 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Stephen Michael FACTOR ceased to be director (if applicable) __ / __ / ____

…s is a service
…d

…of the details for this …on are wrong, strike …em through and fill in the correct details in the "Amended details" column.

…of the details for this …on are wrong, strike …em through and fill in the correct details in the "Amended details" column.	**Name** Nigel Anthony Garth SPACKMAN	Name ______
	Address 17 Lyndale Avenue London NW2 2QB	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
		Address ______ ______ ______
	Date of birth 26/06/1944	UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊
	Nationality British	Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
Particulars of a new Director must be notified on form 288a.	**Occupation** Market Researcher	Nationality ______
		Occupation ______
		Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
		Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊

> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Paul Simon Kent WRIGHT	Name ______
	Address Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
		Address ______ ______ ______
	Date of birth 02/12/1957	UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊
	Nationality British	Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
Particulars of a new Director must be notified on form 288a.	**Occupation** Solicitor	Nationality ______
		Occupation ______
		Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 100,000	Number of shares issued
	Aggregate Nominal Value of issued shares £100,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100,000	Total number of shares issued
	Total Nominal value of shares issued £100,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** MBL GROUP PLC	Name THE MBL GROUP LIMITED.	
Address 4-5 Bonhill Street London	Address TNS HOUSE WESTGATE LONDON UK Postcode W5 1UA	**Shares transferred by** MBL GROUP PLC
Shares held *Class* Ordinary *Number* 70000	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____ __/__/____
> **Shareholder Name** NFO EUROPE VERWALTUNGS GMBH	Name	
Address Landsberger Strasse 338 80687 Munich Germany	Address UK Postcode	**Shares transferred by** NFO EUROPE VERWALTUNGS GMBH
Shares held *Class* Ordinary *Number* 30000	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____ __/__/____

> Please fill in details of any persons or corporate bodies who are sha the company at the date of this return, but whose details are not pri Section 4.

> Also, provide the details of any persons who became but have ceased shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on form. If a joint shareholder also holds shares in their own right, list that hold separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

...e ceased to ...ual return. ...cutively on the ...hat holding

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / ~~Secretary~~)

Date __ / 07 / 2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *30/6/2006*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th June 2007** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name
TAYLOR NELSON SOFRES PLC

Telephone number *inc code*

Address
TNS HOUSE
WESTGATE
LONDON

DX number *if applicable*

DX exchange

Postcode W5 1UA

Cheque No.
847891.

The Company Secretary
TNS UK LIMITED
Tns House
Westgate
London
W5 1UA

42300-01731

Companies House
— for the record —

RECEIVED
27 JUN 2006

Our Ref 3073845/03/10
Date 23rd June 2006

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2006 Annual Return for Company Number 3073845

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **17th June 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **28th June 2006 the return date**
- Reaches Companies House by **26th July 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.

AWARDED FOR EXCELLENCE

dti A DTI SERVICE

P.T.O

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF	LONDON	EDINBURGH
Crown Way, Cardiff CF14 3UZ	21 Bloomsbury Street, London WC1B 3XD	37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

anies House

for the record

any Name

UK LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
3073845
Information extracted from Companies House records on
17th June 2006

Section 1: Company details

Ref: 3073845/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **9305** **Other service activities n.e.c.**	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Ian John PORTAL ceased to be secretary (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Trevor John RICHARDS** **Address** **Cornerway Cottage** **Shendish** **Hemel Hempstead** **Hertfordshire** **HP3 0AA** **Date of birth** **29/03/1953** **Nationality** **British** **Occupation** **Market Research Director**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ____________ Occupation ____________ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Trevor John RICHARDS ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊

F/N: 82-4668

r - 3073845 Section 2: Details of Officers of the Company (continued)

...ress is a service ... a ... 723B

	Current details	Amended details
...f the details for this ...on are wrong, strike ...em through and fill in the ...orrect details in the "Amended details" column.	**Name** Jameson SMITH	Name ______
	Address 33 Woodend Drive Sunninghill Berkshire SL5 9BD	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth 25/03/1962	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288a.	**Nationality** British **Occupation** Director	Date of birth __/__/____ Nationality ______ Occupation ______ Date of change __/__/____ Date Jameson SMITH ceased to be director (if applicable) __/__/____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Robin WOOLDRIDGE	Name ______
	Address 27 Upper Grotto Road Twickenham Middlesex TW1 4NG	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth 08/06/1968	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288a.	**Nationality** British **Occupation** Accountant	Date of birth __/__/____ Nationality ______ Occupation ______ Date of change __/__/____ Date Robin WOOLDRIDGE ceased to be director (if applicable) __/__/____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ________________
	Nominal value of each share £1.00	Nominal value of each share ________________
	Number of shares issued 1	Number of shares issued ________________
	Aggregate Nominal Value of issued shares £1.00	Aggregate Nominal Value of issued shares ________________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1	Total number of shares issued ________________
	Total Nominal value of shares issued £1.00	Total Nominal value of shares issued ________________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC	Name ________	
Address West Gate London W5 1UA	Address ________ ________ ________ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* *Number* Ordinary 1	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____

> Please fill in details of any persons or corporate bodies who are sh[areholders of] the company at the date of this return, but whose details are not prin[ted in]
Section 4.

> Also, provide the details of any persons who became but have ceased t[o be]
shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on [the]
form. If a joint shareholder also holds shares in their own right, list that holdi[ng]
separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

it have ceased to be ... are sh... e not pri... annual return. ...n on the

Companies House

— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________ (~~Director~~ / Secretary)

Date 28 / 07 / 2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***28/6/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **28th June 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: TAYLOR NELSON SOFRES PLC

Telephone number *inc code*: __ __ __ __ __ __ __ __ __ __ __ __ __

Address: TNS HOUSE
WESTGATE
LONDON

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______________

Postcode: W5 1UA

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
Tom.fuller@tns-global.com

Tom Fuller
Assistant Company Secretary

Document Examination Branch
Companies House
Crown Way
Cardiff
CF14 3UZ

SEC MAIL PROCESSING RECEIVED AUG 03 2006 WASH. D.C. 213 SECTION

28 July 2006

Dear Sir or Madam

Parker Bishop Limited
Taylor Nelson Sofres International Limited
Taylor Nelson Sofres plc

Please find enclosed the 2006 Annual Returns of the above named companies together with a CD-ROM in respect of the shareholders register of Taylor Nelson Sofres plc as at 14 July 2006, and a cheque for £90.00 in respect of the associated filing fees. I should be grateful if you would also register these documents against the respective public record and return the enclosed copy letter as confirmation of receipt.

I look forward to receiving this from you in due course. Should you require anything further please do not hesitate to contact me.

Yours sincerely

Tom Fuller
Assistant Company Secretary
Taylor Nelson Sofres plc

Enclosures:

RECEIVED
13 JUL 2006

Companies House
— for the record —

The Company Secretary
TAYLOR NELSON SOFRES PLC
Tns House
West Gate
London
W5 1UA

46868-00119

Our Ref 912624/09/28
Date 11th July 2006

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2006 Annual Return for Company Number 912624

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **8th July 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete section 3 and provide a full list of shareholders or, list of changes to the company shareholders as appropriate
- Complete and sign the Declaration
- **Return the full Annual Return and your shareholder list, if appropriate, with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **14th July 2006 the return date**
- Reaches Companies House by **11th August 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return.

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- ☐ Change or correct the registered office address of the company;
- ☐ Notify or change the address where the company's register of members is kept (if applicable);
- ☐ Notify or change the address where the company's register of debenture holders is kept;
- ☐ Change or add to the pre-printed list of principal business activities;
- ☐ Change or correct any pre-printed information about the company's existing directors and secretaries;
- ☐ Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- ☐ *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- ☐ *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- ☐ The appointment of any new company officers. You must use form 288a;
- ☐ The allotment of new shares. You must use form 88(2);
- ☐ An increase in total nominal share capital. You must use form 123.

REMEMBER:

- ☐ *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF	LONDON	EDINBURGH
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Central Enquiries and Information including Products and Services please call

0870 3333636

or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

panies House
for the record

pany Name
YLOR NELSON SOFRES PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
912624
Information extracted from Companies House records on
8th July 2006

Section 1: Company details

Ref: 912624/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House** **West Gate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **Computershare Services Plc** **The Pavilions, Bridgwater Road** **Bristol** **Avon BS13 8AE**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Andrew Kenneth BOLAND** **Address** **Rainbows** **Manor Lane** **Gerrards Cross** **Bucks** **SL9 7NJ** **Date of birth** **01/12/1969** **Nationality** **British** **Occupation** **Finance Director**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Andrew Kenneth BOLAND ceased to be director (if applicable) __ / __ / ____

If the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

	Current details	Amended details
...f the details for this ...on are wrong, strike ...m through and fill in the ...orrect details in the "Amended details" column. ... is a service ... 723B *Particulars of a new Director must be notified on form 288a.*	**Name** **Donald Hood BRYDON** **Address** **22 Hill Road** **St John's Wood** **London** **NW8 9QG** **Date of birth** **25/05/1945** **Nationality** **British** **Occupation** **Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Donald Hood BRYDON ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Antony Brian COWLING** **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth** **02/01/1936** **Nationality** **British** **Occupation** **Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) 12 / 01 / 2006

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Michael Anthony KIRKHAM**	Name ______
		☐ Tick this box if this address is a ser… address for the beneficiary of a Confidentiality Order granted under section 72… of the Companies Act 1985.
	Address **12 Queen Annes Grove** **London** **W4 1HN**	Address ______ ______ ______
	Date of birth **19/06/1946**	UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴
	Nationality **British**	Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______
Particulars of a new Director must be notified on form 288a.	**Occupation** **Market Research**	Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
		Date Michael Anthony KIRKHAM ceased to be director (if applicable) 10 / 05 / 2006

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **David Soutar LOWDEN**	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **The Squirrels** **Riversdale** **Bourne End** **Buckinghamshire** **SL8 5EB**	Address ______ ______ ______
	Date of birth **16/08/1957**	UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴
	Nationality **British**	Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______
Particulars of a new Director must be notified on form 288a.	**Occupation** **Accountant**	Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
		Date David Soutar LOWDEN ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

	Current details	Amended details
r of the details for this on are wrong, strike m through and fill in the orrect details in the "Amended details" column.	**Name** **Paul Colbeck MURRAY**	Name ______
	Address **20 St James's Walk** **London** **EC1R 0AP**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth **31/10/1961**	UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊
Particulars of a new Director must be notified on form 288a.	**Nationality** **British** **Occupation** **Comp Director**	Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ______ Occupation ______ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Paul Colbeck MURRAY ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Alice Elizabeth PERKINS**	Name ______
	This is a service address for the beneficiary of a Confidentiality Order. **Address** **130 Wilton Road** **London** **SW1V 1LQ**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth **24/05/1949**	UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊
Particulars of a new Director must be notified on form 288a.	**Nationality** **British** **Occupation** **Civil Servant**	Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ______ Occupation ______ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Alice Elizabeth PERKINS ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Pedro ROS** **Address** **Montblanc 13A 3 2** **Sant Cugat Del Valles** **Barcelona** **Spain** **Date of birth** **02/11/1961** **Nationality** **Spanish** **Occupation** **Company Director**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ____________ Occupation ____________ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Pedro ROS ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Remy SAUTTER** **Address** **53 Rue De Bourgogne** **France Paris** **75007** **Date of birth** **15/04/1945** **Nationality** **French** **Occupation** **Non Executive Director**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ____________ Occupation ____________ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Remy SAUTTER ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊

	Current details	Amended details
...of the details for this ...on are wrong, strike ...m through and fill in the correct details in the "Amended details" column.	**Name** **Dr Sharon STUDER**	Name ______________________
	Address **The Ford House** **Kineton** **Cheltenham** **Gloucestershire** **GL54 5UG**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________________ ______________________ ______________________
	Date of birth 06/05/1951	UK Postcode __ __ __ __ __ __ __
Particulars of a new Director must be notified on form 288a.	**Nationality** British **Occupation** Comp Director	Date of birth __ __ / __ __ / __ __ __ __ Nationality ______________________ Occupation ______________________ Date of change __ __ / __ __ / __ __ __ __ Date Dr Sharon STUDER ceased to be director (if applicable) __ __ / __ __ / __ __ __ __

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

Aggregate Nominal Value of issued shares

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☐ A full list of members is enclosed

The last full list of members was received on: 14/07/2005

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

F/N: 82-4668

- 912624

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceas[ed] to be shareholders at the date of this return. Also, please give the date[s] that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

F/N: 82-4668.

...r - 912624

Companies House
for the record

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________ (Director / Secretary)

Date 28/07/2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***14/7/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **14th July 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: TAYLOR NELSON SOFRES PLC

Telephone number *inc code*: ______

Address: WESTGATE
LONDON

DX number *if applicable*: ______

DX exchange: ______

Postcode: W5 1UA

13 JUL 2006

The Company Secretary
TAYLOR NELSON SOFRES INTERNATIONAL LIMITED
46868-00380
Tns House
Westgate
London
W5 1UA

Companies House
— for the record —

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

Our Ref 1953112/03/10
Date 11th July 2006

2006 Annual Return for Company Number 1953112

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **8th July 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **14th July 2006 the return date**
- Reaches Companies House by **11th August 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.

P.T.O

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF	LONDON	EDINBURGH
Crown Way, Cardiff CF14 3UZ	21 Bloomsbury Street, London WC1B 3XD	37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

panies House
for the record
pany Name
YLOR NELSON SOFRES
NTERNATIONAL LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
1953112
Information extracted from Companies House records on
8th July 2006

Section 1: Company details

Ref: 1953112/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code — Description** **7415 — Holding companies incl head offices**	**SIC CODE — Description**

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ____________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________________ ____________________ ____________________ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Ian John PORTAL ceased to be secretary (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Andrew Kenneth BOLAND** **Address** **Rainbows** **Manor Lane** **Gerrards Cross** **Bucks** **SL9 7NJ** **Date of birth 01/12/1969** **Nationality British** **Occupation Finance Dir**	Name ____________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________________ ____________________ ____________________ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ____________________ Occupation ____________________ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Andrew Kenneth BOLAND ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

...r *...of the details for this ...son are wrong, strike ...em through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Michael Anthony KIRKHAM** **Address** **12 Queen Annes Grove** **London** **W4 1HN** **Date of birth** **19/06/1946** **Nationality** **British** **Occupation** **Market Research**	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ________ Occupation ________ Date of change __ / __ / ____ Date Michael Anthony KIRKHAM ceased to be director (if applicable) 10 / 05 / 2006
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Jameson SMITH** **Address** **33 Woodend Drive** **Sunninghill** **Berkshire** **SL5 9BD** **Date of birth** **25/03/1962** **Nationality** **British** **Occupation** **Treasurer**	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ________ Occupation ________ Date of change __ / __ / ____ Date Jameson SMITH ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary** **Nominal value of each share** **£1.00** **Number of shares issued** **29,815,301** **Aggregate Nominal Value of issued shares** **£29,815,301.00**	Class of share Nominal value of each share Number of shares issued Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **29,815,301** **Total Nominal value of shares issued** **£29,815,301.00**	Total number of shares issued Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC **Address** Tns House, West Gate, London, W5 1UA **Shares held** *Class* Ordinary *Number* 22164000	Name ______ Address ______ ______ ______ UK Postcode ____ ___ **Shares held** *Class* ______ *Number* ______	**Shares transferred by** TAYLOR NELSON SOFRES PLC *Class* ______ *Number* ______ *Date of transfer* __/__/____
> **Shareholder Name** TNS OVERSEAS HOLDINGS ALPHA LIMITED **Address** C/O Taylor Nelson Sofres Plc, West Gate, London, W5 1UA **Shares held** *Class* Ordinary *Number* 4679413	Name ______ Address ______ ______ ______ UK Postcode ____ ___ **Shares held** *Class* ______ *Number* ______	**Shares transferred by** TNS OVERSEAS HOLDINGS ALPHA LIMITED *Class* ______ *Number* ______ *Date of transfer* __/__/____
> **Shareholder Name** TNS OVERSEAS HOLDINGS BETA LIMITED **Address** C/O Taylor Nelson Sofres Plc, West Gate, London, W5 1UA **Shares held** *Class* Ordinary *Number* 1571475	Name ______ Address ______ ______ ______ UK Postcode ____ ___ **Shares held** *Class* ______ *Number* ______	**Shares transferred by** TNS OVERSEAS HOLDINGS BETA LIMITED *Class* ______ *Number* ______ *Date of transfer* __/__/____

Company Number - 1953112 **Section 4: Details of Shareholders** (continued) F/N: 82-4668

Current details	Amended details	Shares transferred
> **Shareholder** **Name** TNS OVERSEAS HOLDINGS GAMMA LIMITED	Name	
Address C/O Taylor Nelson Sofres Plc West Gate London W5 1UA	Address UK Postcode	**Shares transferred by** TNS OVERSEAS HOLDINGS GAMMA LIMITED
Shares held *Class* / *Number*	**Shares held** *Class* / *Number*	*Class* / *Number* / *Date of transfer*
Ordinary 1400413		/ /
		/ /

rred

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 28/07/2006

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***14/7/2006***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **14th July 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: TAYLOR NELSON SOFRES PLC

Telephone number *inc code*

Address: WESTGATE
LONDON

DX number *if applicable*

DX exchange

Postcode W5 1UA

10 JUL 2006

The Company Secretary
PARKER BISHOP LIMITED
Tns House
Westgate
London
W5 1UA

45558-00179

Companies House
— for the record —

Our Ref 662917/03/10
Date 6th July 2006

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2006 Annual Return for Company Number 662917

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **1st July 2006** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **10th July 2006 the return date**
- Reaches Companies House by **7th August 2006 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- □ Change or correct the registered office address of the company;
- □ Notify or change the address where the company's register of members is kept (if applicable);
- □ Notify or change the address where the company's register of debenture holders is kept;
- □ Change or add to the pre-printed list of principal business activities;
- □ Change or correct any pre-printed information about the company's existing directors and secretaries;
- □ Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- □ *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- □ *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- □ The appointment of any new company officers. You must use form 288a;
- □ The allotment of new shares. You must use form 88(2);
- □ An increase in total nominal share capital. You must use form 123.

REMEMBER:

- □ *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF	LONDON	EDINBURGH
Crown Way, Cardiff CF14 3UZ	21 Bloomsbury Street, London WC1B 3XD	37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

anies House
for the record
pany Name
RKER BISHOP LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
662917
Information extracted from Companies House records on 1st July 2006

Section 1: Company details

Ref: 662917/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Pa Newscentre 292 Vauxhall Bridge Road London SW1V 1AE	Address TNS HOUSE WEST GATE LONDON UK Postcode W5 1UA
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Pa Newscentre 292 Vauxhall Bridge Road London SW1V 1AE	Address TNS HOUSE WESTGATE LONDON UK Postcode W5 1UA
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7499 Non-trading company	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Jean Michel PORTAIL **Address** 4 Rue Francois Couperin Noisy Le Roi 78590 France **Date of birth** 25/02/1947 **Nationality** French **Occupation** Managing Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Jean Michel PORTAIL ceased to be director (if applicable) __ / __ / ____

F/N: 82-4668

...er - 662917

Section 2: Details of Officers of the Company (continued)

...f the details for this ...n are wrong, strike ...m through and fill in the ...orrect details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Current details	Amended details
Name Paul Simon Kent WRIGHT	Name ______
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address Lees Rigg, Green North Road Jordan, Beaconsfield, Buckinghamshire, HP9 2SX	Address ______
	UK Postcode ____ ___
Date of birth 02/12/1957	Date of birth __ / __ / ____
Nationality British	Nationality ______
Occupation Solicitor	Occupation ______
	Date of change __ / __ / ____
	Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ______________
	Nominal value of each share £1.00	Nominal value of each share ______________
	Number of shares issued 3,400	Number of shares issued ______________
	Aggregate Nominal Value of issued shares £3,400.00	Aggregate Nominal Value of issued shares ______________
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 3,400	Total number of shares issued ______________
	Total Nominal value of shares issued £3,400.00	Total Nominal value of shares issued ______________

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name TNS MEDIA INTELLIGENCE LIMITED	Name ______	
Address Tns House Westgate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** **TNS MEDIA INTELLIGENCE LIMITED**
Shares held *Class* Ordinary *Number* 3400	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

> Please fill in details of any persons or corporate bodies who are sha[...] the company at the date of this return, but whose details are not prin[...] Section 4.

> Also, provide the details of any persons who became but have ceased t[...] shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on [...] form. If a joint shareholder also holds shares in their own right, list that holdi[...] separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

have ceased to
nnual return.
itively on the
holding

Companies House
for the record

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 28/07/2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *10/7/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **10th July 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name
TAYLOR NELSON SOFRES PLC

Telephone number *inc code*

Address
TNS HOUSE
WESTGATE
LONDON

DX number *if applicable*

DX exchange

Postcode W5 1UA